

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 29, 2010

<u>Via Mail and Facsimile (441-295-3494)</u>

Graham Robjohns
Chief Executive Officer
Golar LNG Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re: Golar LNG Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 29, 2010**
> **File No. 0-50113**

Dear Mr. Robjohns:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from disclosure in your Form 20-F that 93% of 2009 revenues were derived from four companies including Royal Dutch Shell, Petrobras and PT Pertamina. We note from these companies' annual reports and from recent news articles that these companies conduct operations in Iran, Syria and/or Cuba, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. We also note disclosure in your Form 20-F about Saipem being awarded a contract to convert Golar Frost into an FSRU. We note from 2009 and 2010 news articles that

Saipem has oil and gas projects ongoing or planned in Iran, Syria and Cuba. Finally, we note that your current Form 20-F does not provide disclosure about contacts with these countries, including whether your vessels call on ports in these countries.

Please describe to us the nature and extent of your past and current contacts with Iran, Syria and Cuba whether through subsidiaries, charterers, or other direct or indirect arrangements. In this regard, update us on your contacts with Iran though Liquefied Natural Gas Limited since your letter to us of January 18, 2007. Please also describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Cuba, as applicable, or entities controlled by the governments of these countries.

2. Please discuss the materiality of your contacts with Iran, Syria or Cuba, as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba. Please also address the potential for reputational harm based upon your relationships with companies that have operations associated with those countries, including Liquefied Natural Gas Limited, Royal Dutch Shell and Petrobras.

3. Please discuss the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and the extent to which you expect them to impact your business.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance